UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2009

Commission File Number: 000-31076

TERYL RESOURCES CORP.
(Translation of registrant's name into English)

240-11780 Hammersmith Way, Richmond, BC V7A 5E9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH
Exhibits

99.1	News Release - September 3, 2008 – Gil Property
99.2	Material Change Report – September 10, 2008 – Gil NR
99.3	Notice of Meeting
99.4	Management Information Circular
99.5	Supplemental Return Card
99.6	Shareholder Voting Instruction Form
99.7	Form of Proxy
99.8	Audited financial statements for the fiscal year ended May 31, 2008
99.9	Annual MD&A for the fiscal year ended May 31, 2008
99.10	Form 52-109F1 - Certification of Annual Filings - CEO
99.11	Form 52-109F1 - Certification of Annual Filings - CFO
99.12	Interim financial statements for the three months ended August 31, 2008
99.13	Interim MD&A for the three months ended August 31, 2008
99.14	Form 52-109F2 - Certification of Interim Filings - CEO
99.15	Form 52-109F2 - Certification of Interim Filings - CFO
99.16	News Release – March 16, 2009
99.17	News Release – March 17, 2009
99.18	Material Change Report – March 24, 2009
99.19	Material Change Report – March 24, 2009
99.20	News Release – April 17, 2009
99.21	News Release – April 22, 2009
99.22	Material Change Report – April 27, 2009
99.23	Interim financial statements for the six months ended November 2008
99.24	Interim MD&A for the six months ended November 30, 2008
99.25	Form 52-109F2 - Certification of Interim Filings - CEO
99.26	Form 52-109F2 - Certification of Interim Filings - CFO
99.27	Interim financial statements for the nine months ended February 28, 2009
99.28	Interim MD&A for the nine months ended February 28, 2009
99.29	Form 52-109FV2 – Certification of Interim Filings - CEO
99.30	Form 52-109FV2 – Certification of Interim Filings - CFO
99.31	Material Change Report – May 1, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERYL RESOURCES CORP.
(Registrant)

Date: May 27, 2009	By:	/s/ John Robertson

John Robertson
	Title:	President